Exhibit 21.1

CHEETAH NET SUPPLY CHAIN SERVICE INC.

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Allen-Boy International LLC	Delaware

Pacific Consulting LLC	New York

Entour Solutions LLC	New York

Cheetah Net Logistics LLC	New York

Edward Transit Express Group Inc.	California

TW & EW Services Inc	California

NexTrade International LLC	Delaware